

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 14, 2015

Robert Kump
Director and Chief Corporate Officer
Iberdrola USA, Inc.
Durham Hall, 52 Farm View Drive
New Gloucester, Maine 04260

      Re: Iberdrola USA, Inc.
               Registration Statement on Form S-4
               Filed July 17, 2015
               File No. 333-205727

Dear Mr. Kump:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have received your application dated July 21, 2015 requesting confidential treatment for certain portions of Exhibits 10.29 and 10.30 to your registration statement on Form S-4. We will promptly review the application for confidential treatment. Comments, if any, will be provided in a separate letter. Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved.

Questions and Answers

What equity stake will UIL shareholders…, page 5

2.   Here or in the "Summary – The Merger and the Merger Agreement – Effects of the Merger; Merger Consideration" section on page 13, please revise to state that the combined company will be a controlled company that takes advantage of certain exemptions from the NYSE requirements and that UIL shareholders will not have the ability to control the outcomes of matters voted upon by the shareholders of the combined company.

The Merger

Background of the Merger, page 80

3.   You note that "on July 10, 2014, Mr. Torgenon had a further discussion with Mr. Azagra Blaquez concerning strategic possibilities, including a potential combination of UIL and Iberdrola USA" and that on October 13, 2014, these same parties discussed "additional strategic options for UIL." Please enhance your disclosure to describe these other strategic possibilities, whether they were discussed by the UIL board of directors, and the reasons why UIL determined not to pursue them.

4.   We note that at certain December 2014 and January 2015 meetings amongst UIL, Iberdrola, S.A. and their respective representatives, the parties discussed the possibility of a "strategic transaction, including possible structures for a transaction that would include a combination of common stock of the combined company and cash that would include a premium for UIL shareholders." Please enhance your disclosure to discuss how the parties determined to offer a mix of cash and stock consideration and whether other forms of consideration were considered. In this regard we note that during the January 30, 2015 meeting of the UIL board of directors, the board discussed "whether Iberdrola USA might be willing to offer an all-cash transaction and whether cash might be preferable to a combination of cash and stock," yet there appears to be no subsequent disclosure of any relevant deliberations or whether UIL approached Iberdrola with this proposal. Please also revise your disclosure to discuss any other structural alternatives that were considered by the parties and the reasons why the current transaction structure was chosen. Please confirm, if true, that ultimately it was determined that Iberdrola would own 81.5% of the combined company for tax reasons.

5.   We note your disclosure at the bottom of page 81 regarding potential alternative transactions with an infrastructure fund and another utility company, as well as disclosure on page 84 regarding Morgan Stanley's presentation of these alternatives to UIL's board of directors. Please enhance your disclosure regarding these potential alternative transactions, including the associated benefits and risks, and explain why the UIL board concluded not to pursue them in favor of the business combination with Iberdrola. In this

regard we note Morgan Stanley's belief, as relayed to the UIL board of directors on February 20, 2015, that a superior offer from an infrastructure fund or strategic buyer was unlikely, yet it is not clear at what point the UIL board determined it would not solicit additional bids.

Iberdrola USA's Reasons for the Merger, page 88

6.   Please revise your disclosure here or elsewhere in the registration statement, as appropriate, to further describe and, wherever possible, quantify the expected benefits and risks of the combined company, including, for example, the cost of becoming a public reporting company and any anticipated synergies or cost savings of the combined company. Refer to Item 4(a)(2) of Form S-4.

Certain Unaudited Financial Forecasts Prepared by the Management of UIL, page 93

7.   Please revise your disclosure to briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information and explain how you determined that providing projections through 2019 was reasonable. Refer to Item 10(b) of Regulation S-K.

8.   Please confirm your understanding that if the publicly available financial projections of UIL and Iberdrola USA no longer reflect managements' view of future performance, such projections should be updated or an explanation should be provided as to why the projections are no longer valid.

Regulatory Approvals Required for the Merger

PURA Approval, page 105

9.   We note that the "proposed final decision" issued by the PURA regarding the merger transaction was not favorable. Please tell us what consideration you gave to disclosing this fact, and the reasons for the PURA's unfavorable decision, in the filing. In addition, please confirm that you will revise to provide any material updates, when available, regarding the company's revised PURA application including, if approved, any conditions imposed by the PURA or concessions agreed to by UIL and Iberdrola USA that may materially affect the company's short- or long-term financial condition, including with respect to any rate freezes, customer credits, ring fencing arrangements or capital improvement commitments.

10.   You state that the merger requires regulatory approval from, among other parties, the PURA and DPU, each of whom require a showing that the transaction meets certain benefit standards and is in the public interest. Please enhance your disclosure to elaborate upon management's belief, as reflected on page 89, that "the merger meets these standards."

Litigation Relating to the Merger, page 106

11.   Please provide any material updates regarding the pending class action suits that are challenging the merger.

The Merger Agreement, page 118

12.   We note your disclosure that "information concerning the subject matter of the representations and warranties may have changed or may change after February 25, 2015, which subsequent information may or may not be fully reflected in public disclosures by Iberdrola USA and UIL" and that shareholders should "not rely on the representations and warranties in the merger agreement (or the summaries contained herein) as characterizations of the actual state of facts about Iberdrola USA and UIL." Please revise this section to remove any potential implication that the representations and warranties in the merger agreement and the summaries of the foregoing contained in this filing may not be relied upon. Please be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the merger agreement, you have or will provide corrective disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Iberdrola USA

Executive Overview, page 146

13.   Please revise your disclosure to provide a more comprehensive overview of your regulated businesses, including an explanation of the regulatory process and a summary of significant developments in rate filings and the regulatory environment, with a view towards explaining how the company generates revenues, recovers its costs and evaluates its financial condition and operating performance. In addition, please revise your disclosure to clarify how the rate cases, REV proceeding by NYPSC, and complaint against certain New England transmission owners (including CMP) are expected to impact your results of operations and how you expect to manage the uncertainty of the associated risks. Finally, please address any anticipated rate changes and provide appropriate disclosure regarding your current state and federal price controls and rate plans and related metrics, as well as any other key performance indicators used by the company to measure operating performance.

14.   Please enhance this section to provide a more detailed discussion of how the UIL merger is expected to impact your prospective financial condition and operating performance. To the extent possible, this discussion should include the expected impact of the merger

on the Iberdrola Networks segment and any material and known operational risks, costs (attributable to the transaction, your public company obligations or otherwise), synergies, changes to your business, including how the merger is expected to contribute to your growth strategy, and any other specific challenges. Refer to Section III.A of SEC Release No. 33-8350.

Factors Affecting Financial Condition and Results of Operations

Iberdrola Networks, page 147

15.   We note your disclosure that pursuant to agreements with the NYPSC and MPUC, your regulated utility companies are subject to a minimum equity ratio requirement that "has the effect of limiting the amount of dividends that can be paid" and may require Iberdrola USA to contribute capital. Please enhance your disclosure to address whether this minimum equity ratio requirement could materially impact your financial performance, cash flow, and ability to pay the quarterly dividends contemplated by the combined company, or tell us why such disclosure is not necessary.

Non-GAAP Financial Measures, page 151

16.   Please revise your presentation to reconcile Adjusted EBITDA to net income, the most directly comparable GAAP financial measure. Refer to Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures found here http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Results of Operations, page 154

17.   Supplement your discussion of adjusted gross margins by separately discussing changes in the "Purchased power, natural gas and fuel used" line item.

Comparison of Period to Period Results of Operations, page 156

18.   Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, including but not limited to operating revenues, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, you cite several factors as contributing to Iberdrola Renewables' decrease in revenues for the three months ended March 31, 2015 and increase in revenues for the year ended December 31, 2014 without separately quantifying the contributing factors. In addition, please revise to provide further qualitative detail regarding the material changes you discuss, including, where appropriate, whether such changes were attributable to changes in distribution rates, sales volume, prices, impact of weather, changes in customer base or usage, various expenses, a combination thereof, or otherwise. For example, you note that Iberdrola Networks' operating revenues increased for the year ended December 31, 2014 and were "primarily related to increased electric

commodity revenues of $145 million," but have not addressed what factor drove such increased electric commodity revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 162

19.   Please enhance your disclosure to address how consummation of the merger, including payment of the cash merger consideration to UIL shareholders and expected quarterly dividends to shareholders of the combined company, is expected to affect the company's future liquidity and cash flow. In addition, in an appropriate place please address how you expect to fund payment of the cash consideration to UIL shareholders.

Liquidity Management, page 163

20.   We note you are a party to a cash pooling agreement whereby cash surpluses are available to meet the liquidity needs of other affiliates within the Iberdrola, S.A. group. Please address the following comments related to your cash pooling arrangement:

  •   Please tell us and disclose additional information about how your cash pooling arrangement operates. For example, explain to us and disclose how "cash surpluses" are defined and/or determined and how amounts lent and borrowed are determined. Also disclose the interest rates on borrowings, limitations on borrowing amounts, and restrictions on the ability to move cash between entities.

  •   Explain how cash pooling transactions are presented in the financial statements. Tell us whether the table on page F-69 includes amounts related to the cash pooling arrangement. If so, please disclose the dollar amounts of these transactions. If the table does not include cash pooling transactions, please explain.

  •   Explain to us why you do not present deposits within the cash pooling account within restricted cash on your balance sheet.

Long-Term Capital Resources, page 163

21.   We note that you "expect to incur approximately $700 to $900 million in capital expenditures over the next twelve months." We further note your disclosure on page 51 indicating that "NYSEG and RG&E plan to invest a total of $2.75 billion from 2015 to 2019 to upgrade and expand their electricity and natural gas transmission and distribution infrastructure." Please describe here, or in the section on "Investing Activities," any known material capital improvement projects, including, for example, any interconnection or gas pipeline projects and expected maintenance costs, the NYSEG Marcy-South Series Compensation and Ginna Retirement Transmission Alternative projects, and CMP's bulk-power transmission grid project. In this regard, we note more

Robert Kump
Iberdrola USA, Inc.
August 14, 2015
Page 7

extensive discussion of the company's capital expenditure plans in the transcripts filed by UIL and Iberdrola, S.A. under cover of Form 425 on February 26, 2015.

22.   You state that "at December 31, 2014 and March 31, 2015 Iberdrola USA has no outstanding debt," however it appears that Iberdrola USA has $2.7 billion of long-term debt. Please revise your disclosure to address this apparent discrepancy and describe the material terms of these long-term debt arrangements.

23.   You note that certain regulations require Iberdrola Networks' regulated utilities to maintain a minimum ratio of common equity to total capital equity. Please disclose whether the company is in compliance with this ratio.

Cash Flows, page 164

24.   Please revise your discussion of operating activities to better explain the trends and variability in your cash flows, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of SEC Release No. 33-8350.

Critical Accounting Policies and Estimates

Goodwill, page 168

25.   Your disclosures on page F-28 indicate that the estimated fair value of your Renewables reporting unit exceeded its carrying value by 1% during your fiscal 2014 goodwill impairment test. If you believe a material impairment charge for Renewables is unlikely even if step 1 was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if failing step 1 could have resulted in a material impairment charge, please ensure you disclose the following:

- A description of the methods and key assumptions used and how the key assumptions were determined.

- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time).

- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Robert Kump
Iberdrola USA, Inc.
August 14, 2015
Page 8

Unaudited Pro Forma Combined Financial Information

Unaudited Pro Forma Combined Statement of Income for the year ended December 31, 2014,
page 182

26. Transaction adjustment (K) with respect to income tax expense of $3 million should be
revised to coincide with the explanation of adjustment (J) on page 186.

3. Pro Forma Adjustments, page 184

27. We note that you will be issuing common shares and cash to acquire UIL and that you
measured the fair value of the estimated merger consideration based on the trading price
of UIL's common stock. Please explain in greater detail how you determined the
transaction-date fair value of UIL's shares equates to the combined fair value of the
common shares and cash to be issued. In doing so, clarify why $2.1 billion, based on
your pro forma assumptions, is an appropriate fair value measure of the equity issued.

28. We note your disclosures on pages 3-4 and 120 indicating that UIL stock awards will be
converted into the right to receive awards of the combined company common stock equal
to a product of the number of UIL awards multiplied by an equity exchange factor.
Please explain to us in sufficient detail how you will determine the fair-value of the
replacement awards and how you will attribute that fair value to pre-combination and
post-combination services in measuring the consideration transferred in the business
combination. See ASC 805-30-30-9 through -12.

29. We note adjustment (H) removed $12 million of expenses directly related to the
transaction. Please explain why the $12 million differs from the $4 million of merger
related expenses disclosed on page F-81.

Additional Information About Iberdrola USA

Overview, page 191

30. We note the organizational chart on page 192. Please revise to include a chart that
reflects your organization post-transaction, as well. In this regard, we note the disclosure
contained under cover of Form 425 filed by UIL on March 26, 2015.

31. Please revise your discussion of the company's business to more fully contemplate
incorporation of the UIL business upon giving effect to the merger and address the
impacts of the merger on the company's business, including its strategic goals, perceived
business strengths, anticipated capital expenditures, customers and competition.

Business Strengths, page 200

32.   Please provide us with supplemental support for the following statements. In doing so, please disclose whether the statements are based upon management's belief, industry data, reports, articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and disclose the basis of such belief. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon.

* Iberdrola, S.A. is a "world leader in energy" (page 201) and "one of the world's leading energy companies, Spain's largest energy company, one of the five largest European electricity companies by market capitalization and the world leader in operating wind energy." (page 203)
* "Iberdrola, S.A. has an award-winning corporate governance system…" (page 201) and "Iberdrola Networks' regulated utilities have received a number of awards…." (page 202)
* "The Iberdrola Group is a renewable energy pioneer and has the largest wind asset base of any company in the world." (page 203)
* The Iberdrola Group is "a leader in the renewable energy industry." (page 203)

In addition, with respect to the comparative statements referenced in the first, third and fourth bullets above, please revise to disclose the metric on which each such statement is based.

Industry and Market Data, page 210

33.   With respect to third-party statements in your filing, such as the data attributed to the U.S. Energy Information Administration, the American Gas Association, Bloomberg New Energy Finance, Cogent Reports, and Edison Electric Institute, please supplementally provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your filing. Also, please tell us whether any of the reports were prepared for you or in connection with the transaction. In addition, please provide us with copies of the board books and any other materials prepared by Morgan Stanley, including any presentations made by Morgan Stanley.

Iberdrola USA Compensation Discussion and Analysis

Details of Each Element of Compensation, page 228

34.   Please disclose how you determined that the performance metrics of Iberdrola, S.A. and the Networks segment are appropriate bases for the determination of the compensation of the named executive officers of the registrant.

Base Salary, page 228

35.   With respect to each named executive officer, please revise to clarify the manner in which you determined and the factors you considered in setting the amount of base salary paid to such officer in 2014.

Annual Incentive, page 229

36.   We note that payments under the AIP may be granted in cash or in Iberdrola, S.A. stock. Please explain how the board determined whether to pay the annual incentive in cash or stock, and whether future payment may be made in equity of the company rather than Iberdrola, S.A.

37.   Please revise to clarify how the board determined, with respect to each named executive officer, the level of achievement of the regulatory developments, capital expenditure goals and business and individual metrics, as well as the results of the board's assessment of the business and individual metrics.

38.   Please revise to clarify how the board determined the weighting for each officer of the four AIP level metrics identified on the bottom of page 229, as well as the percentage of base salary attributed to each incentive level for each officer as set forth on page 232. In addition, please revise to clarify how you determined the various threshold, target and maximum levels for each of the performance metrics of the AIP, as well as the targets of the Iberdrola, S.A. 2014-2016 Strategic Bonus Plan.

Summary of Employment Agreements

Robert Daniel Kump, page 236

39.   Please describe the material terms, including the terms of payment of $3,333,241, of the Agreement and Release between Mr. Kump and Iberdrola Networks. In addition, please file the agreement as an exhibit, or tell us why you are not required to do so.

Certain Relationships and Related Party Transactions, page 250

40.   Please revise to disclose relevant amounts paid pursuant to intercompany loans, the management services agreement, the framework agreement and declaration of acceptance, and the guarantee and support agreement since the beginning of the last fiscal year, as well as for the two fiscal years preceding the last fiscal year. In addition, please disclose the cash pooling arrangement in this section, or tell us why this disclosure is not required. Refer to Item 404(a) and Instruction 1 to Item 404 of Regulation S-K.

Notes to Combined and Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies, New Accounting Pronouncements and Use of Estimates, page F-10

41.   We note that the Iberdrola USA executive compensation disclosures beginning on page 234 reference stock-based awards provided to executive officers. Accordingly, please tell us why your financial statements do not include any stock-based compensation expense or ASC 718 disclosures.

(t) Post employment and other employee benefits, page F-16

42.   We note that you amortize unrecognized actuarial gains and losses either over ten years from the time they are incurred or over the plan participants' average remaining service to retirement. If you use the shorter amortization period between the two methods, please revise your disclosures accordingly. Otherwise, please clarify the meaning of your disclosures.

Note 15. Post-retirement and Similar Obligations, page F-50

43.   Please clarify why the fiscal 2013 and 2014 lump-sum pension payments Networks made to former employees did not trigger settlement accounting. See ASC 715-30-35-79 through -91.

44.   We note the rollforward of your Level 3 pension plan assets on page F-58. Please explain to us why there appears to be minimal activity in the actual return line item related to plan assets still held at the reporting date.

Note 18. Tax equity financing arrangements, page F-61

45.   Citing authoritative GAAP guidance, please explain to us in sufficient detail how you determined your accounting treatment for your tax equity financing arrangements. If applicable, please clarify how you determined you were in the scope of ASC 360-20-15 and how you determined application of the financing method was appropriate.

Note 22. Segment Information, page F-65

46.   We note the Networks reportable segment includes three rate regulated operating segments. On pages 146 and 193, and in others areas of your document, however, you disclose you have four regulated utility companies. Please reconcile these disclosures for us and consider clarifying your disclosures accordingly.

47.   We note that you recognize revenues from various sources, including regulated gas operations, regulated electric operations, storage services, and product sales through your

Robert Kump
Iberdrola USA, Inc.
August 14, 2015
Page 12

gas trading operations. As required by ASC 280-10-50-40, please revise your footnotes to disclose revenues for each product and service or each group of similar products and services unless it is impracticable to do so.

48.   Please revise your footnote to provide the reconciliation required by ASC 280-10-50-30b.

Note 24. Related Party Transactions, page F-68

49.   We note that you are a direct, wholly-owned subsidiary of Iberdrola, S.A. Please confirm that the historical statements of operations reflect all of the expenses that the parent incurred on your behalf. Also disclose how shared or indirect costs were allocated to you and management's assertion that the methods used were reasonable. In addition, since agreements with related parties are by definition not at arm's length and may be changed at any time, please disclose, when practicable, management's estimate of what your expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. See SAB Topic 1.B.1.

Annex A, Merger Agreement

50.   Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement. In addition, please file an agreement to furnish the Staff with a copy of any omitted schedule upon request, which agreement may be included in the exhibit index to the registration statement.

Part II Information Not Required In Prospectus

Item 22. Undertakings, page II-2

51.   Please revise to include all of the undertakings required by Item 512(a) of Regulation S-K. Refer to Section II.F of Release No. 33-6758.

Signatures

52.   Please revise the first signature block to comply with Form S-4.

Exhibits

53.   Please file all required exhibits in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John Vetterli, Esq.
        White & Case